Exhibit 12

                         Form of Tax Opinion of Counsel

                                 June ___, 2005


Board of Directors
Travelers Series Fund Inc.
125 Broad Street
New York, New York 10004

Board of Trustees
The Travelers Series Trust
One Cityplace
Hartford, Connecticut 06103

Ladies and Gentlemen:

     This letter responds to your request for our opinion concerning the federal income tax consequences of (i) the transfer of all the assets of the Strategic Equity Portfolio, AIM Capital Appreciation Portfolio, Van Kampen Enterprise Portfolio, MFS Total Return Portfolio, Salomon Brothers Strategic Total Return Bond Portfolio, Travelers Managed Income Portfolio, and Pioneer Strategic Income Portfolio (each a "Target Portfolio," and collectively, the "Target Portfolios"), each a separate portfolio of Travelers Series Fund Inc. (the "Corporation"), to newly created, identically named, and corresponding portfolios (each an "Acquiring Portfolio," and collectively, the "Acquiring Portfolios") of The Travelers Series Trust (the "Trust") in exchange for shares of the corresponding Acquiring Portfolio and the assumption by the corresponding Acquiring Portfolio of the liabilities of the respective Target Portfolio and
(ii) the accompanying liquidation of the Target Portfolios (each a "Reorganization," and collectively, the "Reorganizations"). In rendering our opinion, we have relied solely on the representations set forth below and on the facts, summarized below, contained in the following documents: (a) the Agreement and Plan of Reorganization adopted by the Company on behalf of the Target Portfolios and the Trust on behalf of the Acquiring Portfolio (the "Plan of Reorganization") and (b) the Combined Proxy Statement/Prospectus (the "Prospectus") of the Corporation and the Trust.

                            Summary of Relevant Facts
                            -------------------------

     The Corporation is a Maryland corporation registered as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Corporation comprises several separate investment portfolios and issues separate classes of shares of stock representing ownership interests in each of those portfolios. Among the portfolios of the Corporation are the Target Portfolios. The Trust is a Massachusetts business trust registered as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust comprises several separate investment portfolios and issues separate classes of shares of beneficial interests

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representing ownership interests in each of those portfolios. Shares of the
Target Portfolios are not, and shares of the Acquiring Portfolios will not be, available for purchase by members of the general public, but are or will be available for purchase only by insurance companies and their separate accounts as the underlying investment medium for owners (the "Contractholders") of variable annuity contracts and variable life insurance policies (collectively, the "Contracts"). All shares of the Target Portfolios are held by separate accounts (or subaccounts thereof) (the "Separate Accounts") of The Travelers Insurance Company, The Travelers Life and Annuity Company, Citicorp Life Insurance Company, and First Citicorp Life Insurance Company (collectively, the "Life Insurance Companies"). Following the Reorganizations, all the shares of the Acquiring Portfolios will be held by the Separate Accounts. [Discuss seeding for purpose of establishing new portfolios.]

     Each of the Life Insurance Companies is currently a indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"). Citigroup has reached an agreement with MetLife, Inc. ("MetLife") to sell the Life Insurance Companies to MetLife. As part of that transaction, Travelers Investment Adviser Inc. ("TIA"), the investment adviser to all but one of the Portfolios, and Travelers Asset Management International Company LLC ("TAMIC"), the investment adviser to the Travelers Managed Income Portfolio, which are both currently indirect, wholly owned subsidiaries of Citigroup, will become indirect, wholly owned subsidiaries of MetLife. Other investment portfolios of the Corporation are advised by entities that are and will continue to be affiliates of Citigroup.

     Consequently, without the Reorganization, the Corporation would include portfolios that are advised by Citigroup affiliates and portfolios that are advised by MetLife affiliates, which would give rise to ongoing management, operational, administrative, and legal difficulties. To alleviate these issues, the board of directors of the Corporation (the "Board of Directors") and the board of trustees of the Trust (the "Board of Trustees") have determined that it would be in the best interests of the Target Portfolios and their shareholders (as well as Contractholders that have allocated contract value to the Separate Accounts that hold shares in the Target Portfolios) to undertake the Reorganizations.

     Following the Reorganizations, each of the Acquiring Portfolios will be substantially identical to the corresponding Target Portfolio in terms of its investment objectives, policies and restrictions, its fees and expenses, and its investment advisers, subadvisers and other entities providing services to the Target Portfolios.1 The Acquiring Portfolios would, however, be subject to the oversight of the Board of Trustees, which is composed of different persons than the Board of Directors.

------------------------------

(1) Although either TIA and TAMIC (depending on which entity is the current investment adviser to the Target Portfolios) will be the investment adviser to the Acquiring Portfolios following the Reorganization, it is likely that such entities will have new personnel directing their operations following the acquisition of such entities by MetLife. In addition, although TAMIC will remain the investment adviser to the Travelers Managed Income Portfolio following the Reorganization, a new subadviser will be hired to manage the investments of such portfolio.

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     Accordingly, the following Agreement and Plan of Reorganization has been approved by the Board of Directors and the Board of Trustees:

               (i) on or as soon as practicable prior the closing date for the Reorganization (the "Closing Date"), each Target Portfolio will, if applicable, declare and pay to its shareholders one or more dividends or distributions so that it will have distributed substantially all its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, for the current taxable year through the Closing Date;

               (ii) on the Closing Date, all the assets of each Target Portfolio (other than assets used to pay the distributions referred to in (i) above) will be transferred to the corresponding Acquiring Portfolio in exchange for shares of the corresponding Acquiring Portfolio and the assumption by such Acquiring Portfolio of the liabilities (if any) of the corresponding Target Portfolio. The aggregate value of an Acquiring Portfolio's shares to be issued in this exchange will be equal to the value of the net assets transferred (computed using the valuation procedures set forth in the Trust's then-current prospectus and statement of additional information) to such Acquiring Portfolio by the corresponding Target Portfolio;

               (iii) as soon as conveniently practicable after the Closing Date, each Target Portfolio will distribute the corresponding Acquiring Portfolio shares received by it pursuant to the Plan of Reorganization to its shareholders pro rata in proportion to their respective interests;2 and

               (iv) each Target Portfolio will be completely liquidated.

                                 Representations
                                 ---------------

     Our opinion is conditioned upon the accuracy of the following representations as of the Closing Date, which representations have been certified to us by an appropriate authorized officer of the Corporation, the Trust, or the Life Insurance Companies:

     (a) The Corporation is registered with the Securities and Exchange Commission under the 1940 Act as an open-end management investment company, and each Target Portfolio (1) operates as a separate open-end management investment company and (2) is taxable as a separate corporation for federal income tax purposes by reason of section 851(g).3 The Trust is registered with the Securities and Exchange Commission under the 1940 Act as an open-end management investment company, and each Acquiring Portfolio (1) will operate as a separate open-end management investment company and (2) will be taxable as a separate corporation for federal income tax purposes by reason of section 851(g).

     (b) Each Target Portfolio qualified for treatment as a regulated investment company under section 851 (a "RIC") for its most recent taxable year and intends to and will qualify as such for its current taxable year. Following completion of the Reorganizations, each Acquiring Portfolio intends to and will qualify as a RIC within the meaning of section 851 for the current and all subsequent taxable years.

-------------------------------
(2) The distribution will be accomplished by establishing new accounts on the shareholder records of an Acquiring Portfolio in the name of each shareholder of a corresponding Target Portfolio, with each new account being credited with the respective pro rata number of Acquiring Portfolio shares due the shareholder based on the relative net asset values per share as of the Closing Date. All shares of Target Portfolio stock will be redeemed/canceled. 3 Unless otherwise indicated, all section references are to the Internal Revenue Code of 1986, as amended (the "Code").

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     (c) The fair market value of the shares of an Acquiring Portfolio to be received by each shareholder of the corresponding Target Portfolio will be approximately equal to the fair market value of the shares of the Target Portfolio surrendered in exchange therefor.

     (d) Immediately following the Reorganizations, the shareholders of each Target Portfolio will own all the outstanding shares of the corresponding Acquiring Portfolio, and will own such shares solely by reason of their ownership of shares of the Target Portfolio immediately prior to the Reorganizations.

     (e) Immediately following the Reorganizations, each Acquiring Portfolio will possess the same assets and liabilities (except for assets used to pay expenses incurred in the Reorganizations) as possessed by the corresponding Target Portfolio immediately prior to the Reorganizations.

     (f) There will be no shareholders of any Target Portfolio entitled to appraisal rights as a result of the Reorganizations, no cash will be paid to the shareholders of any Target Portfolio in lieu of fractional shares, and no cash or property other than shares of the corresponding Acquiring Portfolio will be received by or distributed to the shareholders of any Target Portfolio in the Reorganizations.

     (g) The liabilities (if any) of a Target Portfolio to be assumed by the corresponding Acquiring Portfolio were incurred by the Target Portfolio in the ordinary course of its business and are associated with the assets to be transferred.

     (h) Other than expenses solely and directly related to the Reorganizations, which will be paid by affiliates of MetLife and Citigroup, each Acquiring Portfolio, each Target Portfolio, and the shareholders of each Target Portfolio will pay their respective transaction expenses (if any).

     (i) There is no intercorporate indebtedness between any Target Portfolio and its corresponding Acquiring Portfolio.

     (j) The fair market value of the assets of each Target Portfolio to be transferred in the Reorganizations to the corresponding Acquiring Portfolio will exceed the sum of the liabilities (if any) to be assumed by such Acquiring Portfolio.

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     (k) At the time of the Reorganizations, no Target Portfolio will have outstanding any warrants, option, convertible securities, or any other type of right pursuant to which any person could acquires shares in a Target Portfolio.

     (l) Each Target Portfolio will distribute to its shareholders the shares of the corresponding Acquiring Portfolio it receives pursuant to the Reorganizations.

     (m) As of the Closing Date, each Target Portfolio will cease to be a going concern except for completion of the transactions contemplated pursuant to the Plan of Reorganization. Following its final liquidating distribution, each Target Portfolio will not retain any assets and will be dissolved.

     (n) The Acquiring Portfolios and the Target Portfolios are each engaging in the Reorganizations for valid business reasons.

     (o) Each of the Separate Accounts that holds shares in a Target Portfolio is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act and is also a segregated asset account under applicable state insurance laws. Each of the Separate Accounts is administered and accounted for as part of the general business of the insurance company that owns such Separate Account, but its assets are not chargeable with liabilities arising from the business of any other separate account or any other business that such insurance company may conduct. Each of the Separate Accounts (and/or any subaccounts thereof, as the case may be) has held at all times during its existence, and following the Reorganizations will continue to hold, only assets pursuant to variable contracts described in section 817(d) and has satisfied at all times during its existence, and following the Reorganizations will continue to satisfy, the diversification requirements of section 817(h) and section 1.817-5(b) of the Income Tax Regulations. Each of the Separate Accounts is properly taxed as part of the operations of the insurance company that owns such Separate Account and is not a separate taxable entity for federal income tax purposes.

     (p) Each of the Target Portfolios has been managed at all times during its existence in such a manner as to satisfy the diversification requirements of section 817(h) and section 1.817-5(b) of the Income Tax Regulations. Following the Reorganizations, each of the Acquiring Portfolios will be managed in a manner as to satisfy the diversification requirements of section 817(h) and section 1.817-5(b) of the Income Tax Regulations.

     (q) Each of the Contracts qualifies (and will qualify as of the Closing
Date) as a variable life insurance contract or variable annuity contract, as applicable, for federal income tax purposes.

     (r) The Contracts: (1) permit the exchange of shares of an Acquiring Portfolio for shares of the corresponding Target Portfolio pursuant to the terms of the Reorganizations, (2) will not be materially changed as a result of the Reorganizations, (3) other than the right for Contractholders to allocate premiums among one or more investment companies meeting the requirements of section 817(h) and section 1.817-5 of the Income Tax Regulations, do not permit

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any Contractholder to direct or require (nor is there a pre-arranged plan for)
the Life Insurance Companies, the Separate Accounts (or the applicable subaccounts thereof), or any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest, to acquire any particular asset or investment (or adopt any particular investment strategy), and (4) do not permit Contractholders to communicate directly or indirectly with any investment officer of the Life Insurance Companies (or their affiliates), or with the investment advisor for any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest, regarding the selection, quality, or rate of return of any specific investment or group of investments held in a Separate Account (or applicable subaccount thereof) or any investment company in which the Separate Accounts (or the applicable subaccounts thereof) may invest.

     (s) Each of the Target Portfolios pursues, and at all times during its existence has pursued, a broad investment strategy. Following the Reorganizations, each of the Acquiring Portfolios will pursue a broad investment strategy. Contractholders have not had any involvement with respect to the choice of investment advisers that manage the Target Portfolios and will not have any involvement with respect to the choice of the investment advisers that will manage the Acquiring Portfolios following the Reorganizations. All investment decisions concerning a Target Portfolio have been made by its investment advisers, and all investment decisions concerning an Acquiring Portfolio will be made by its investment advisers following the Reorganizations. See Rev. Rul. 2003-91, 2003-2 C.B. 347.

     (t) Other than in the case of investors permitted under section 1.817-5(f)(3) of the Income Tax Regulations: (1) all the shares of each Target Portfolio are held (and all the shares of each Acquiring Portfolio will be held ) by separate accounts of one or more life insurance companies, and (2) public access to each Target Portfolio is and has been available (and public access to each Acquiring Portfolio will be available) exclusively through the purchase of a variable life insurance or variable annuity contract.

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                                     Opinion
                                     -------

     Based on our analysis of the Code, the Income Tax Regulations promulgated under the Code, case law, published and private rulings of the Internal Revenue Service, and other relevant legal authority, and in view of the facts summarized above and the representations set forth above, it is our opinion that the following federal income tax consequences will result from each of the
Reorganizations:

     1. The Reorganization will constitute a "reorganization" within the meaning of section 368(a)(1)(F), and the Target Portfolio and the Acquiring Portfolio each will be a "party to a reorganization" within the meaning of section 368(b).

     2. No gain or loss will be recognized by the Target Portfolio (i) on the transfer of its assets to the Acquiring Portfolio in exchange solely for shares of the Acquiring Portfolio and the Acquiring Portfolio's assumption of the liabilities (if any) of the Target Portfolio and (ii) the subsequent distribution by the Target Portfolio of those shares to the shareholders of the Target Portfolio. Section 361.

     3. No gain or loss will be recognized by the Acquiring Portfolio on receipt of the assets transferred to it by the Target Portfolio in exchange for shares of the Acquiring Portfolio and the assumption of the liabilities (if any) of the Target Portfolio. Section 1032.

     4. The Acquiring Portfolio's basis in the assets received from the Target Portfolio will be the same as the Target Portfolio's basis in those assets immediately prior to the Reorganization. Section 362(b).

     5. The Acquiring Portfolio's holding period for the transferred assets will include the Target Portfolio's holding period therefor. Section 1223(2).

     6. No gain or loss will be recognized by the shareholders of the Target Portfolio on the exchange of their shares of the Target Portfolio solely for shares of the Acquiring Portfolio. Section 354.

     7. A Target Portfolio shareholder's basis in the shares of the Acquiring Portfolio received in the Reorganization will be the same as the adjusted basis of the shares of the Target Portfolio surrendered in exchange therefor. Section
358. 8. A Target Portfolio shareholder's holding period in the shares of the Acquiring Portfolio received in the Reorganization will include the shareholder's holding period for the shares of the Target Portfolio surrendered in exchange therefor, provided such Target Portfolio shares were held as capital assets on the Closing Date. Section 1223(l).

     9. For purposes of section 381 of the Code, the Acquiring Portfolio will be treated as if there had been no reorganization. Accordingly, the taxable year of the Target Portfolio will not end on the effective date of the Reorganization, and the tax attributes of the Target Portfolio enumerated in section 381(c) will be taken into account as if there had been no reorganization.

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The part of the taxable year of the Target Portfolio before the Reorganization and the part of the taxable year of the Acquiring Portfolio after the Reorganization will constitute a single taxable year of the Acquiring Portfolio. Therefore, the Target Portfolio will not be required to file a federal income tax return or distribute information returns to its shareholders for any portion of such taxable year. The Acquiring Portfolio will assume the Target Portfolio's taxpayer identification number and will not be required to file for a new identification number. See Treas. Reg. ss. 1.381(b)-1(a)(2); Rev. Rul. 57-276, 1957-1 C.B. 126; Rev. Rul. 73-526, 1973-2 C.B. 404.

     10. No gain or loss will be recognized by the Policyowners as a result of the Reorganization. See sections 72, 817(h), and 7702; see also Rev. Rul. 2003-91, 2003-2 C.B. 347.

                                      * * *

     We are furnishing this opinion letter solely for the benefit of the Corporation (including the Target Portfolios), the Trust (including the Acquiring Portfolios), the Board of Directors, the Board of Trustees, and the shareholders of each of the Target Portfolios, and this letter is not to be used, circulated, or quoted for any other purpose without our written consent. Our opinion reflects our interpretation of the provisions of the Code as in effect as of the date hereof. Our opinion is limited to the federal income tax consequences of the Reorganizations, and we express no opinion regarding any state, local, foreign, or other tax or nontax consequences. Absent your written request, we will revise or update this letter to reflect subsequent changes in law only through the Closing Date.

                                    Sincerely yours,



                                    SUTHERLAND ASBILL & BRENNAN LLP